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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 4, 2005
(Commission File No. 1-15024)

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐    No:  ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐    No:  ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

Investor Relations	Novartis International AG CH-4002 Basel Switzerland Novartis Corporation 608 Fifth Avenue New York, NY 10020 USA

• Investor Relations Release •

Novartis seeks shareholder approval for new share repurchase program

Fifth program calls for repurchase of up to CHF 4 billion in shares

        Basel, February 4, 2005—Novartis AG announced today that its Board of Directors will propose a new share repurchase program for up to CHF 4 billion to the shareholders at their next Annual General Meeting (AGM) on March 1, 2005. Approval of this proposal would represent the fifth share repurchase program at Novartis since 1999.

        In addition, shareholders will be asked to approve the cancellation of approximately 38 million shares repurchased in 2004. If the proposal is approved, the share capital will be reduced by CHF 19,019,500 to CHF 1,369,585,500, divided into 2,739,171,000 registered shares with a nominal value of CHF 0.50 per share.

        "Novartis delivered another year of record sales and earnings in 2004 and remained one of the fastest-growing pharmaceutical companies. The recent increase in the proposed dividend for 2004 and the continuation of share repurchase programs demonstrates our ongoing commitment to return excess capital to our shareholders," said Dr. Daniel Vasella, Chairman and CEO of Novartis. "At the same time, we still maintain a high degree of strategic flexibility."

        Once approved by shareholders, the Board of Directors is authorized to launch the fifth share repurchase program following completion of the ongoing fourth program. The share repurchase programs apply exclusively to Novartis shares listed on SWX Swiss Exchange and traded on virt-x and not to Novartis American Depositary Shares (ADSs) traded on the New York Stock Exchange. Shares will be repurchased over an unspecified period via a second trading line on the virt-x.

        This release contains certain "forward-looking statements", relating to the Group's business, which can be identified by the use of forward-looking terminology such as "seeks", "will", "would", "ongoing commitment", or similar expressions, or by express or implied statements regarding future cash flow or amounts of shares to be bought back under the program described above. Such statements reflect the current views of the Group with respect to this share repurchase program and are subject to certain risks, uncertainties and assumptions. There can be no guarantee that Novartis will achieve any particular level of cash flow in the future or that Novartis will repurchase any particular amount of shares under the program described above. Many factors could cause Novartis' actual performance, and the actual performance of the share repurchase program to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. In particular, subsequent events may limit the amount of capital available for such repurchases, or could otherwise make the repurchase program and the intended reduction of share capital unattractive. Other factors are discussed in the Group's Form 20-F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press

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release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

        Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group's businesses achieved sales of USD 28.2 billion and a net income of USD 5.8 billion. The Group invested approximately USD 4.2 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 81,400 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

        The following applies, among others, to the United States of America and to US persons:

        This offer is not made in the United States of America and to US persons and may be accepted only by non-US persons and BY PERSONS outside the United States. Offering materials with respect to this offer may not be distributed in or sent to the United States and may not be used for the purpose of solicitation of an offer to purchase or sell any securities in the United States.

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Novartis Global Investor Relations

Karen J. Huebscher, Ph.D. +41 61 324 84 33

International office	North American office
Richard Jarvis +41 61 324 43 53	Ronen Tamir +1 212 830 24 33
Nafida Bendali +41 61 324 35 15	John Menditto +1 212 830 24 44
Silke Zentner +41 61 324 86 12	Sabine Moravi +1 212 830 24 56
Katharina Ambühl (maternity leave until end April 2005)	Jill Pozarek +1 212 830 24 45
e-mail: investor.relations@group.novartis.com	e-mail: investor.relations@group.novartis.com
Fax: +41 61 324 84 44 www.novartis.com	Fax: +1 212 830 24 05 www.novartis.com

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG
Date: February 4, 2005	By:	/s/ MALCOLM B. CHEETHAM
	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting

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• Investor Relations Release •
SIGNATURES